BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

April 30, 2015

VIA EDGAR
Stephanie Hui, Esq.
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-174873

Dear Ms. Hui and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically on April 28, 2015 from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 10 (“Amendment 10”) to its Registration Statement on Form N-2 (File No. 333-174873), we submit this letter in response to your comments.

Concurrently with the filing of this letter, the Company has filed with the SEC its Post-Effective Amendment No. 11 to the Company’s Form N-2 (“Amendment 11”). For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1:  Please correct the date on the facing page of the Company’s registration statement.

Response:  The Company has corrected the date in Amendment 11.

Comment 2:  In the first bullet point on the cover page of Amendment 10, please indicate that expense reimbursements from the Company’s adviser are subject to repayment by the Company.

Response:  The requested change is included in Amendment 11.

Comment 3:  In the last bullet point on the cover page of Amendment 10, please insert the words “if any” after the phrase “a substantial portion of our distributions.”

Response:  The requested change is included in Amendment 11.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Comment 4:  Please confirm that Amendment 10 does not register any additional shares of the Company’s common stock not previously registered.

Response:  This will confirm that Amendment 11 does not register any additional shares of the Company’s common stock not previously registered.

Comment 5:  Please include in a bullet point on the cover page the disclosure contained in the footnote at the bottom of the cover page relating to the total return required to cover offering expenses.

Response:  The requested change is included in Amendment 11.

Comment 6:  Please revise the registration statement so that all references to the Investment Company act of 1940, as amended, is referred to as the “Company Act”.

Response: The requested change is included in Amendment 11.

Comment 7:  In the prospectus summary, under the headings “Who We Are” and “Risk Factors”, and throughout the registration statement where appropriate, please indicate the exact date the Company commenced investment operations.

Response:  Amendment 11 has been revised to indicate that the Company commenced its investment operations on October 1, 2014.

Comment 8:  On page 3 of Amendment 10, please revise the bullet point to make it clear that investors will only be able to evaluate the Company’s past performance when making an investment and not any future or prospective investments.

Response:  The requested change is included in Amendment 11.

Comment 9:  In the prospectus summary under the heading “distributions”, please revise the disclosure to indicate that (i) quarterly distributions were paid in arrears for the fourth quarter of 2014 and the first quarter of 2015 in January 2015 and April 2015, respectively; and (ii) that the distribution that was declared April 16, 2015 and is payable in May 2015 represents the Company’s first monthly distribution.

Response:  The requested change is included in Amendment 11.

Comment 10:  In the Distribution section commencing on page 48 of Amendment 10, please revise the disclosure to indicate that the Adviser will determine if distributions are appropriate on a monthly basis in connection with each distribution.

Response:  The requested change is included in Amendment 11.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Comment 11:  Under the heading “Determination of our Net Asset Value”, please revise to indicate that the determination of net asset value will be made on a monthly, not quarterly, basis.

Response:  The requested change is included in Amendment 11.

Comment 12:  On page 52 of Amendment 10 and throughout the prospectus, please indicate that debt securities that are rated below investment grade are also known as junk bonds.

Response:  The requested change was made to Amendment 11.

Comment 13:  On pages 56 and 57 of Amendment 10, in the discussion of the Subadviser’s rating system, please indicate that all investments in the Subadviser’s rating system refer to investments below investment grade and add the word “Subadviser’s’ in the lead in to the table on page 57.

Response:  The requested change was made to Amendment 11.

Comment 14:  Although the Company commenced its investment operations on October 1, 2014 and filed Amendment 9 on November 20, 2014, Amendment 10 did not include any discussion of the investments the Company had made to date. Please explain.

Response:  In Amendment 9, the Company’s omission of disclosure regarding the Company’s investments from the commencement of its investment activities in October 2014 to the date of filing was the result of an oversight. In Amendment 10 and Amendment 11, as well as the Company’s 10-K for the year ended December 31, 2014, the Company provided disclosure regarding all of its investment activities to date.

Comment 15:  On page 66 of Amendment 10, please revise the disclosure to indicate whether the Company is in fact an emerging growth company.

Response:  The requested change was made to Amendment 11.

Comment 16:  On page 73 of Amendment 10, please explain why the reference to $500 million of enterprise value is as of the time of acquisition rather than as of a more recent date.

Response:  Triton Pacific Capital Partners, LLC, the Company’s sponsor (“TPCP”) invests in privately held companies in which valuations are not readily available.  The $500 million of enterprise value at the time of acquisition is determined based on the acquisition price TPCP and its affiliates paid in connection with its various investments.  As these are privately held companies, the only way to determine the value as of a more recent date would be to obtain valuations under the applicable guidelines for private business for each of the 21 portfolio companies in which TPCP and its affiliates holds an investment.  Without these valuations, TPCP is not in a position to state the fair market values of their investments as of a recent date.

Comment 17:  On page 80 of Amendment 10, in the discussion of the Company’s investment in Javlin, please include the amount of the investment.

Response:  The requested disclosure is included in Amendment 11.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Comment 18:  Please ensure that all references to Triton Pacific Adviser throughout the prospectus are consistent.

Response:  In Amendment 11, all references to Triton Pacific Adviser refer to the “Adviser.”

Comment 19:  On page 19 of Amendment 10, the discussion refers to the sale of $50 million worth of the Company’s common stock during the first 12 months of the Company’s offering. Please revise as more than 12 months have elapsed since the commencement of the Company’s offering.

Response:  In Amendment 11, the Company revised this disclosure to refer to sales over the 2015 calendar year.

We believe that this letter is responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.
Attorney for
Triton Pacific Investment Corporation, Inc.

Exhibit 1

TRITON PACIFIC INVESTMENT CORPORATION

10877 Wilshire Boulevard, 12th Floor

Los Angeles, CA 90024

April 30, 2015

VIA EDGAR
Stephanie Hui, Esq.
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-174873

Dear Ms. Hui and Ms. Fettig.

Reference is made to the letter dated April 30, 2015 from Thomas C. Bacon, counsel for Triton Pacific Investment Corporation, Inc. (the “Company”), responding to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 11 to its Registration Statement on Form N-2 (File No. 333-174873).

This letter shall confirm that the Company understands that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Faggen
Craig Faggen,   President,
Triton Pacific Investment Corporation, Inc.